



**JARDINE MATHESON HOLDINGS LIMITED**
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com



08005401

Group Secretariat

29th September 2008



Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.



Dear Sirs

Jardine Matheson Holdings Limited
<u>2008 Interim Dividend – Scrip Dividend</u>

We enclose for your information a notification dated 29th September 2008 in respect of the above Company which was lodged with the Financial Services Authority in the United Kingdom today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

<u>Encl</u>



[Cng/Dividend/2008interim-div/dl/22]

## Regulatory Announcement

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| | |
|---|---|
| **Company** | Jardine Matheson Hdg |
| **TIDM** | JAR |
| **Headline** | Dividend |
| **Released** | 10:13 29-Sep-08 |
| **Number** | 5334E10 |

RNS Number : 5334E
Jardine Matheson Hldgs Ld
29 September 2008

**JARDINE MATHESON HOLDINGS LIMITED**

**2008 INTERIM DIVIDEND**

Please be advised of the following in respect of the scrip election for the 2008 interim dividend of the above Company:

| Interim Dividend Per Share | Market value of the shares for calculating the Scrip Entitlement (1) (per share) | Scrip Entitlement Multiple (2) |
|---|---|---|
| US cents 24.00 | US$27.3159 | 113.81625 |

Note:

(1) Average of the volume weighted average prices of the Company's shares on the Singapore Exchange Securities Trading Limited for the five trading days up to and including 26th September 2008.

(2) Based on the interim dividend per share.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

29th September 2008

www.jardines.com

This information is provided by RNS
The company news service from the London Stock Exchange

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